December 4, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Ms. Raquel Howard, Staff Accountant
Mail Stop 3561

Re;	Blacksands Petroleum, Inc. Item 401(a) Form 8-K Filed October 31, 2006 File No. 0-51427

Dear Ms. Howard:

On behalf of our client, Blacksands Petroleum, Inc. (the “Company”), a Nevada corporation, and pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we hereby submit via EDGAR transmission, an Amendment (the “Amendment”) to the Current Report on Form 8-Kof the Company filed on October 31, 2006 (the “Current Report”), including an exhibit thereto. Separately, we have delivered to the staff three additional copies of the Amendment marked to show changes from the Current Report as originally filed.

By letter dated November 20, 2006 (the “Comment Letter”) from Ms. Raquel Howard, Staff Accountant, the Company was informed of the comments of the staff with respect to the Current Report. Set forth below is a brief description of the responses to the Comment Letter. Numbered references are to the numbered paragraphs of the Comment Letter.

1. Complied with. The disclosure has been revised to also address the period through the date of the former accountant’s termination.

2. Complied with. The letter from the former accountant is being filed as Exhibit 16 to the Amendment.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the changes in the accompanying Amendment and the explanations contained in this letter will be considered by the staff to be satisfactory responses to the comments contained in the Comment Letter. If the staff has any questions or comments with respect to the changes made to the Current Report by the Amendment, please contact me at 212-400-6900.

Very truly yours,

/s/ Kenneth S. Goodwin
Kenneth S. Goodwin